As filed with the Securities and Exchange Commission on June 26, 1996
                                               Registration No. 333-5169


                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                              AMENDMENT NO. 1

                                     TO
                                  FORM S-3

                           REGISTRATION STATEMENT

                      UNDER THE SECURITIES ACT OF 1933

                      CONCURRENT COMPUTER CORPORATION

           (Exact name of registrant as specified in its charter)

                Delaware                          04-2735766
     (State or other jurisdiction of           (I.R.S. Employer
     incorporation or organization)           Identification No.)

                             Two Crescent Place
                        Oceanport, New Jersey 07757
                               (908) 870-4500

       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Kevin J. Dell, Esq.
               Vice President, General Counsel and Secretary
                           Concurrent Computer Corporation
                             Two Crescent Place
                        Oceanport, New Jersey 07757
                              (908) 870-4500
         (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)
                                Copies to:
                           Eric L. Cochran, Esq.
                    Skadden, Arps, Slate, Meagher & Flom

                             919 Third Avenue
                           New York, NY  10022
                           Tel:  (212) 735-3000
                           Fax:  (212) 735-2001

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement and from time to time thereafter.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offer-ing pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                              EXPLANATORY NOTE

          This Registration Statement on Form S-3, as amended (the "Registration Statement"), including the Prospectus forming a part hereof, relates to the sale of common stock (the "Common Stock") of Concurrent Computer Corporation issued in connection with the acquisition (the "Acquisition") of certain assets and stock of CyberGuard Corporation (formerly known as Harris Comput-er Systems Corporation). Although, it is a condition precedent to the consummation of the Acquisition that this Registration Statement be declared effective by the Commission, no shares of Common Stock will be issued or sold until after the Acquisition has been consummated. Accordingly, this Prospectus has been prepared as if the Acquisition has been consummated. No shares of Common Stock will be sold if the Acquisition is not consummat-ed.


Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     PROSPECTUS (Subject to Completion)
     Issued June 26, 1996

                             14,000,000 SHARES
                      CONCURRENT COMPUTER CORPORATION
                                COMMON STOCK

          This Prospectus relates to the offering by CyberGuard Corporation, formerly known as Harris Computer Systems Corpora-tion (the "Selling Stockholder"), of up to 14,000,000 shares of the common stock, par value $0.01 per share (the "Common Stock"), of Concurrent Computer Corporation ("Concurrent") including a maximum of 4,000,000 shares of Common Stock, subject to adjust-ment in certain circumstances, that are issuable upon the conver-sion of convertible exchangeable preferred stock (or the deben-tures for which such preferred stock is exchangeable pursuant to its terms). As consideration for the acquisition (the "Acquisi-tion") by Concurrent of (i) the assets of the real-time computer business of the Selling Stockholder and (ii) 683,178 shares of common stock of the Selling Stockholder pursuant to the terms of a Purchase and Sale Agreement (the "Purchase and Sale Agree-ment"), dated as of March 26, 1996, as amended and restated on May 23, 1996, between Concurrent and the Selling Stockholder, Concurrent issued to the Selling Stockholder the 10,000,000 shares of Common Stock and the convertible exchangeable preferred stock, which has a liquidation preference of $10,000,000 (sub-ject to adjustments to reflect, among other things, the amount of net current assets transferred in the Acquisition). In the Acquisition, Concurrent also assumed certain liabilities of the Selling Stockholder relating to its real-time computing busi-ness. The Common Stock includes a right to purchase fractional shares of preferred stock of Concurrent, as provided in Concurrent's Rights Agreement, dated as of July 31, 1992.

          The Common Stock is traded in the over-the-counter market and price quotations therefor are reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System ("Nasdaq/NMS") under the symbol "CCUR". The last reported sale price of the Common Stock on June 25, 1996 was $2 5/16 per share.

          THE SECURITIES OFFERED HEREBY REPRESENT A SIGNIFICANT DEGREE OF RISK. INVESTORS SHOULD CAREFULLY CONSIDER CERTAIN RISKS AND OTHER CONSIDERATIONS RELATING TO THE COMMON STOCK AND CONCURRENT. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The distribution of the shares of Common Stock by the Selling Stockholder is not subject to any underwriting agreement. The Selling Stockholder may sell the shares of Common Stock covered by the Prospectus through the Nasdaq/ NMS, at prices and terms then prevailing, through customary brokerage channels, in privately negotiated transactions or otherwise, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as agents or principals. Such broker-dealers may receive compensation in the form of underwrit-ing discounts, concessions, or commissions from the Selling Stockholder and/or the purchasers of the shares of Common Stock for whom they may act as agent, which compensation may be in excess of customary commissions. To the extent required, the purchase price, the names of any such agent, dealer or underwrit-er, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospec-tus Supplement. The aggregate net proceeds to the Selling Stockholder from the sale of any shares of the Common Stock will be the price thereof less the aggregate agent's commission or underwriter's discount, if any. See "Plan of Distribution". Concurrent will not receive any of the proceeds from the sale of any shares of Common Stock offered by the Selling Stockholder.

          The Selling Stockholder and any dealer, agent or underwriter that participates with the Selling Stockholder in the distribu-tion of the Common Stock may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission or profit may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution".

          No person has been authorized in connection with any offer-ing made hereby to give any information or to make any represen-tations other than those contained in this Prospectus or any Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by Concurrent, the Selling Stockholder or any underwriter, dealer or agent. This Prospectus or any Prospectus Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicita-tion is unlawful. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale hereunder or thereunder shall, under any circumstances, create any implication that the informa-tion contained herein or therein is correct as of any time subsequent to the date hereof and thereof.

                           AVAILABLE INFORMATION

          Concurrent is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy state-ments and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commis-sion: Seven World Trade Center, 13th Floor, New York, NY 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site at http://www.sec.gov. which contains reports, proxy statements and other information regard-ing registrants that file electronically with the Commission.
     The Common Stock is traded on the Nasdaq/NMS (Symbol: CCUR) In addition, material filed by Concurrent can be inspected at the offices of Nasdaq/NMS, Reports Section, 1735 K Street N.W., Washington, D.C. 20006.

          Concurrent has filed a registration statement (the "Regis-tration Statement") on Form S-3 with respect to the Common Stock offered hereby with the Commission under the Securities Act.
     This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to Concurrent and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any agreement, instru-ment or other document referred to are not necessarily complete. With respect to each such agreement, instrument or other docu-ment filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed quali-fied in its entirety by such reference.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents which have been filed with the Commission by Concurrent pursuant to the Exchange Act (Commission File No. 0-13150), are incorporated by reference in this Prospec-tus:

          (1) Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (the "Annual Report");

          (2) Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1995, December 31, 1995 and March 31, 1996;

          (3)  Current Report on Form 8-K, dated April 19, 1996; and

          (4) Joint Proxy Statement for the Special Meeting of Stock-holders of Concurrent and the Selling Stockholder held on June 26, 1996 (the "Joint Proxy Statement").

          The Annual Report contains a description of Concurrent's business. For a description of the effect of the Acquisition on the business of Concurrent, see "Concurrent Computer Corporation -- Recent Developments".

          All documents filed by Concurrent pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference in the Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          This Prospectus incorporates by reference documents relating to Concurrent which are not presented herein or delivered here-with. A copy of any documents incorporated by reference (not including exhibits to such documents other than exhibits specifi-cally incorporated by reference into such documents) are avail-able without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Requests for such documents should be directed to the General Counsel of Concurrent Computer Corporation, Two Crescent Place, Oceanport, New Jersey 07757, telephone number (908) 870-4500.

                         FORWARD-LOOKING STATEMENTS

          This Prospectus and the Joint Proxy Statement incorporated by reference herein, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements include, but are not limited to, integration of the Selling Stockholder and Concurrent real-time businesses, achieving cost savings from the Acquisition, projected sales, gross margin and net income figures, the availability of capital resources, customer reaction to the Acquisition, plans concerning products and market acceptance.

          Forward-looking statements are inherently subject to risks and uncertainties, many of which can not be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the for-ward-looking statements herein. Important factors that could contribute to such differences are set forth below under "Risk Factors" including, but not limited to, "Changes in Market Prices of Common Stock; Shares Eligible for Future Sale," "Uncertainties in Successfully Integrating the CyberGuard Real-Time Business and Achieving Cost Savings," "Impact of Transaction Costs on Finan-cial Performance; Uncertainty of Acquisition-Related Costs," "Potential Shortfall in Liquidity," and "Product Obsolescence; Significant Research and Development Expenditures."


                      CONCURRENT COMPUTER CORPORATION

     GENERAL

          Concurrent is a supplier of high-performance real-time computer systems. "Real-time" systems acquire, analyze, store, display and control analog, digital and network data to provide time critical information as real-world events occur. Concurrent has over 25 years of experience in real-time systems, including specific expertise in systems, applications software, productivi-ty tools and networking. Concurrent's real-time systems offer networked and distributed computing solutions and may be config-ured to provide fault tolerance. Concurrent sells its systems worldwide to end-users as well as to original equipment manufac-turers, systems integrators, independent software vendors and value-added resellers who combine Concurrent's products with other equipment or with additional application software for resale to end-users. End uses of Concurrent's systems include product design and testing; flight simulation; air traffic control and weather forecasting; intelligence data acquisition and analysis; financial trading; and hospital information manage-ment. Concurrent designs, manufactures, sells, and supports real-time proprietary and standards-based open systems. It also offers traditional maintenance and support services and profes-sional services, such as performance and capacity analysis and systems integration.

     THE ACQUISITION

          On June 27, 1996, Concurrent acquired (the "Acquisition")
     the assets of the real-time computer business of   the Selling
     Stockholder and 683,178 newly issued shares of common stock of the Selling Stockholder (the "CyberGuard Stock") pursuant to the Purchase and Sale Agreement dated as of March 26, 1996, as amended and restated on May 23, 1996 (the "Purchase and Sale Agreement"). The Selling Stockholder or its predecessors have been engaged in the real-time computing business since 1974. The CyberGuard Stock represents approximately 9% of the common stock of the Selling Stockholder outstanding immediately after the issuance of the CyberGuard Stock to Concurrent and after giving effect to the vesting and exercise of certain stock options. As consideration for the Acquisition, Concurrent issued to the Selling Stockholder (i) 10,000,000 shares of Common Stock, which represented approximately 23% of the shares of Common Stock outstanding immediately after such issuance, after giving effect to the vesting and exercise of all outstanding options with respect to the Common Stock, and (ii) 1,000,000 shares of 9.00% Class B Convertible Preferred Stock (the "Convertible Preferred Stock") with a $10,000,000 aggregate liquidation preference (subject to post-closing adjustments to reflect, among other things, the amount of net current assets transferred to Concur-rent in the Acquisition) and convertible into a maximum of 4,000,000 shares of Common Stock, subject to anti-dilution adjustments. In addition, Concurrent also assumed certain liabilities of the Selling Stockholder relating to its real-time computing business.

          In connection with the Acquisition, Concurrent and the Selling Stockholder entered into certain ancillary agreements including a Share Holding Agreement (the "Share Holding Agree-ment") that contains certain standstill, transfer and registra-tion provisions relating to the Common Stock and the CyberGuard Stock, and provisions relating to the composition of the Board of Directors of Concurrent and the Selling Stockholder. See "Sell-ing Stockholder".

          The Board of Directors of Concurrent believes the Acquisi-tion offers the following significant strategic and financial benefits to Concurrent and its stockholders, as well as to its employees and customers:

     * Enhanced Competitive Position. As a result of the Acquisition, Concurrent expects to be in a better position to meet the challenges of the increasingly competitive environment in the real-time computing industry more effec-tively than either Concurrent or the Selling Stockholder standing alone. In addition, Concurrent now has access to its own as well as the Selling Stockholder's technology, allowing it to combine the best of both technologies in the next generation of products.

     * Larger and More Diverse Market Coverage. As a result of the Acquisition, Concurrent's service territory, installed base and product offerings are larger and more diverse than prior to the Acquisition. In addition, the combination of the best of the technologies of the two companies is expected to allow for a reduction in the time between the introduction of next generation products within Concurrent's product line, resulting in Concurrent being less dependent on the success of any individual next generation product.

     * Cost Savings. The Acquisition is expected to generate significant cost savings during the first fiscal year. Such savings will be primarily obtained through headcount reduc-tions, as well as facilities cost reductions. These savings will be obtained through a variety of actions including, among others, integration of corporate management and admin-istrative functions, consolidation of production and re-search and development facilities and consolidation of sales/service offices.

     *    Liquidity.     The Acquisition has provided Concurrent with
          additional borrowing capacity under its revolving credit facility based on the higher borrowing base resulting from the combination of the real-time businesses of the two companies. Concurrent has entered into an amendment to the loan agreement with its primary lender which, among other things, extends the term of such agreement until August 1, 1999 and effectively increases the line of credit under the revolving credit facility by $4.75 million to $12.75 mil-lion. In addition, the Acquisition has provided Concurrent with the opportunity to improve its liquidity by either selling or pledging, subject to certain restrictions, the shares of CyberGuard Stock owned by it.

          For a discussion of certain risks associated with the Acquisition, see "Risk Factors". For additional information concerning the Acquisition and the real-time business of the Selling Stockholder, see the Joint Proxy Statement incorporated by reference herein.

          The Selling Stockholder is engaged in the development and marketing of commercial network security products designed to protect data on computer networks from access by unauthorized users.

     ADDITIONAL INFORMATION

          Concurrent's principal offices are located at Two Crescent Place, Oceanport, New Jersey 07757. Its telephone number is
     (908) 870-4500. Concurrent's principal offices are being relocat-ed to 2101 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

          Concurrent has also filed with the Commission a registration statement on Form S-3 for 1,600,000 shares of Common Stock of which up to 716,770 shares are to be sold by Concurrent to fund the severance obligations which were incurred in connection with the Acquisition. The balance will be sold by Concurrent on behalf of Berenson Minella & Company ("Berenson Minella"), financial advisor to Concurrent in partial satisfaction of its financial advisory fee relating to the Acquisition. For addi-tional information with respect to the severance arrangements and the arrangements with Berenson Minella, see the Joint Proxy Statement incorporated by reference herein.


                                RISK FACTORS

          INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING CONCURRENT BEFORE PURCHASING ANY SHARES OF COMMON STOCK.

     CHANGES IN MARKET PRICES OF COMMON STOCK; SHARES ELIGIBLE FOR
     FUTURE SALE

          General Market Risk

          Pursuant to the Purchase and Sale Agreement, Concurrent issued 10,000,000 shares of Common Stock to the Selling Stock-holder, and the Selling Stockholder issued 683,178 shares of CyberGuard Stock to Concurrent. The market prices of the Common Stock will vary from such price at the date of this Prospectus. Such variation will be the result of changes in the business, operations or prospects of Concurrent, regulatory considerations, general market, economic and industry conditions, the results of operations, liquidity and the market's perception of the pros-pects of Concurrent as well as other factors affecting Concurrent including the risk factors set forth below. Furthermore, because Concurrent owns 9% of the CyberGuard Stock, the price of the Common Stock will also reflect changes in the price of the CyberGuard Stock and in the business prospects for the Selling Stockholder. Despite Concurrent's ownership of the CyberGuard Stock and its right to designate one of the Selling Stockholder's seven members of its Board of Directors, Concurrent will not be able to control the Selling Stockholder's strategic direction or influence the day-to-day management of the Selling Stockholder's business or the future results of the Selling Stockholder's operations.

          Shares Eligible for Future Sale

          No assurance can be given as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market price of the Common Stock from time to time. Future sales of shares of Common Stock (including shares issued upon exercise of stock options), or the possibility that such sales could occur, could adversely affect the prevailing market price of the Common Stock. As of the date of this Prospectus, the shares of Common Stock offered pursuant to this Prospectus when aggregated with the shares of Common Stock that are issuable upon the exercise of the options, the shares of Common Stock being offered by Concur-rent pursuant to a separate prospectus (see "Concurrent Computer Corporation -- Additional Information") and the shares issuable upon the exercise of certain outstanding warrants to purchase 361,544 shares of Common Stock at $3 per share equals approxi-mately 43.2% of the shares of Common Stock outstanding. As of the date of this Prospectus, there are also 2,556,740 shares of Common Stock issuable upon exercise of options that are fully vested, of which 2,366,822 options have an exercise price equal to or less than $3.00 per share. An additional 6,056,209 shares of Common Stock or options therefor are available for future issuance under Concurrent's stock option plan. The shares of Common Stock offered pursuant to this Prospectus are subject to the terms of the Share Holding Agreement between Concurrent and the Selling Stockholder pursuant to which shares of Common Stock may be sold by the Selling Stockholder subject to certain re-strictions on transfer (including certain restrictions on the sales of shares when Concurrent is engaged in or preparing to engage in a public offering of Common Stock) and on the volume of sales by the Selling Stockholder of Common Stock.

     UNCERTAINTIES IN SUCCESSFULLY INTEGRATING THE CYBERGUARD REAL-TIME BUSINESS AND ACHIEVING COST SAVINGS

          Concurrent has begun cost savings actions relating to the Acquisition and expects full implementation thereof approximately six months after the Acquisition. These savings will require significant reductions in employees, as well as consolidation of facilities worldwide and other miscellaneous cost savings ac-tions. Obtaining these savings through the consolidation of functions, the integration of departments, systems and procedures and the relocation of staff present significant management challenges. The consolidation of development and manufacturing operations are especially challenging. The failure to effective-ly consolidate development functions may result in delays in introduction of the next generation of products. Similarly, the failure to effectively consolidate manufacturing operations could result in a delay in the shipment of certain customer orders and could affect the quality of the goods delivered. Such failures could have a material adverse effect on the future financial performance, results of operations and financial condition of Concurrent. There can be no assurance that such potential cost savings, operating efficiencies and other synergies will be successfully accomplished or accomplished within the time periods initially contemplated, particularly since liquidity issues (see " Potential Shortfall in Liquidity") may constrain Concurrent's ability to integrate the real-time businesses of Concurrent and the Selling Stockholder. Moreover, although the primary purpose of such actions is to realize direct cost savings and other operating efficiencies, there can be no assurance of the extent to which such cost savings and efficiencies can be achieved.

     IMPACT OF TRANSACTION COSTS ON FINANCIAL PERFORMANCE; UNCERTAINTY OF ACQUISITION-RELATED COSTS

          Concurrent expects to take a pre-tax charge in the range of $29 to $32 million and to adjust negative goodwill to cover the transaction costs of the Acquisition and the costs of integrating the real-time businesses of Concurrent and the Selling Stockhold-er, including the cost of facility closings and employee termina-tions to eliminate duplicate facilities and excess capacity and other non-recurring items. Concurrent expects that such charges and related cash transaction costs will initially have a material adverse effect on Concurrent's financial performance and finan-cial condition within the period in which the charge and costs are taken. Approximately $18 million of these costs are expected to be paid out in cash over the next two years (primarily fiscal year 1997), $9 to $11 million of the total charge are expected to be non-cash fixed asset carrying cost adjustments and approxi-mately $2 to $3 million are obligations which will be settled using Common Stock. Such costs include Acquisition expenses (such as investment banker, legal and accounting fees), employee, facility and equipment relocation costs and employee out-place-ment costs. The $10 million of remaining cash payments will be a continuation of current funding requirements and, after their full satisfaction, are expected to positively impact Concurrent's liquidity. For example, cash expenditures for employee severance costs are expected to be paid out over time without increasing payroll costs; payroll costs are expected to decline as severance payments cease. There can be no assurances as to the actual amount of these charges or adjustments, and such charges or adjustments could be higher than current estimates. In addition, there may be further charges in future periods relating to the cost of integrating the real-time business of Concurrent and the Selling Stockholder. However, the amount of such future charges cannot currently be determined.

     DECLINING TREND IN NET SALES

          Over the past five years, annual net sales of Concurrent generally have declined from a high of approximately $255 million to an annualized rate in the current fiscal year of approximately $100 million. With the exception of the quarter ended June 30, 1995, where net sales increased $162,000 over the prior quarter, net sales of Concurrent declined quarter to quarter during the fiscal year ended June 30, 1995 from $41.5 million in the first quarter to $30.5 million in the fourth quarter for total net sales during the period of $140.1 million. The trend continued in the first two quarters of the fiscal year ended June 30, 1996. Net sales for the three months ended September 30, 1995 were $26.5 million, a decrease of $15.0 million from the prior year period and a decrease of $4 million from the previous quarter. Net sales for the three months ended December 31, 1995 were $24.5 million, a decrease of $13.3 million from the prior year quarter and a decrease of $2 million from the previous quarter. Net sales for the three months ended March 31, 1996 were $26.2 million, a decrease of $4.2 million from the prior year period but an increase of $1.7 million from the previous quarter. As a result of the distractions and uncertainties associated with the Acqui-sition, net sales for the quarter ended June 30, 1996 are expect-ed to be the lowest quarterly revenues for the fiscal year ended June 30, 1996. The decline in net sales was largely the result of the anticipated decline in sales of proprietary systems, including reduced shipments under the U.S. Department of Commerce's Next Generation Weather Radar (NEXRAD) program without a corresponding increase in the sales of open systems. Declining sales of computer systems consequently results in fewer mainte-nance contracts. This, together with a decline in renewal rates on maturing maintenance contracts as installed systems are decommissioned and competitive discounting from third party maintenance providers, has led to a declining trend in service revenues.

          The future growth of Concurrent's business and its future financial performance will depend on, among other things, its ability to increase net sales by continuing to develop and market competitive real-time open systems products and to expand its revenue base through a combination of internal growth and strate-gic alliances. There can be no assurance as to the future growth of Concurrent's business and financial performance or as to the success of its products and strategic alliances.

     HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT

          For the nine months ended March 31, 1996 and for the fiscal years ended June 30, 1995 and 1994, Concurrent experienced losses (before extraordinary items and the cumulative effect of changes in accounting principles) of approximately $5.7 million, $2.0 million and $11.6 million, respectively. Concurrent recorded net income of $3.9 million for the fiscal year ended June 30, 1993. Pro forma to reflect the Acquisition, Concurrent would have experienced losses of approximately $7.6 million and $7.4 million for the nine months ended March 31, 1996 and the fiscal year ended June 30, 1995, respectively, assuming the Acquisition were consummated at the beginning of each such period. There can be no assurance that Concurrent will be able to achieve profitabili-ty, or if achieved, that such profitability can be maintained.

          For the nine months ended March 31, 1996 and for the fiscal years ended June 30, 1995, 1994 and 1993, Concurrent also experi-enced a decline in assets. On a pro forma basis as of March 31, 1996, as a result of the Acquisition, Concurrent would have had assets of approximately $109.5 million, including its CyberGuard Stock (see "Pro Forma Condensed Consolidated Financial Statements of Concurrent" in the Joint Proxy Statement incorporated by reference herein). The pro forma consolidated balance sheet at March 31, 1996 does not reflect certain restructuring adjustments which may result from the integration of Concurrent's and the Selling Stockholder's real-time businesses, such as the write-down of the carrying value of property, plant and equipment which may become excess to the needs of Concurrent. Such write-downs may exceed $10 million. There can be no assurance that Concurrent's assets will not continue to decline.

     POTENTIAL SHORTFALL IN LIQUIDITY

          Although the purchase of the Selling Stockholder's real-time business and the integration and consolidation of development and manufacturing operations is expected to improve Concurrent's liquidity by permitting additional borrowing availability, there can be no assurance that cash flow from the combined real-time operations will be sufficient to fund transaction costs related to the Acquisition including relocation of Concurrent's opera-tions to Florida, anticipated restructuring costs, and ongoing working capital requirements. Concurrent's liquidity is dependent on many factors, including sales volume, operating profit ratio, debt service and the efficiency of asset use and turnover. The future liquidity of Concurrent will depend to a significant extent on (i) the actual versus anticipated decline in sales of proprietary systems and service maintenance revenue; (ii) revenue growth from open systems; (iii) both the related costs and the length of time to realize the anticipated benefits from the integration of the real-time businesses of Concurrent and the Selling Stockholder; and (iv) ongoing cost control actions. Liquidity will also be affected by: (i) the timing of shipments, which predominantly occur during the last month of the quarter;
     (ii) the increasing percentage of sales derived from outside the United States, where there are generally longer accounts receiv-able collection cycles and which receivables are not included in Concurrent's borrowing base under its revolving credit facility;
     (iii) the sales level in the United States, where related ac-counts receivable are included in the borrowing base of Concurrent's revolving credit facilities; and (iv) the number of countries in which Concurrent will operate, which may require maintenance of minimum cash levels in each country and, in certain cases, may restrict the repatriation of cash, such as cash held on deposit to secure office leases.

          Concurrent may sell or pledge some or all of the CyberGuard Stock to generate cash. To the extent the Selling Stockholder consummates a public offering of its stock, Concurrent intends to sell at least one-half of the shares of CyberGuard Stock owned by it in connection with such public offering. On May 23, 1996, the Selling Stockholder filed a registration statement relating to a public offering of 2,500,000 million shares of its common stock of which 1,800,000 shares are being offered by the Selling Stockholder, 341,589 are being offered by Concurrent and the
     balance are being offered by other selling stockholders.   In
     addition, under the terms of the agreements relating to the Acquisition, Concurrent may sell a portion of its stock even if a public offering is not consummated. However, Concurrent's ability to sell or pledge the CyberGuard Stock is subject to a number of limitations and conditions pursuant to the terms of the Acquisition. See "Terms of the Transaction - The Share Holding Agreement" of the Joint Proxy Statement incorporated herein by reference. These limitations and conditions may affect Concurrent's flexibility in generating cash through sales of CyberGuard Stock.

          Concurrent anticipates that the capital resources available will be adequate to satisfy its capital requirements through June 1997, assuming quarterly net sales of the combined real-time businesses in the range of $30 million. Concurrent's future capital requirements, however, will depend on many factors, including its ability to successfully market and sell its commer-cial products, the cost and timing of the integration of the real-time businesses of Concurrent and the Selling Stockholder to realize potential synergies and cost savings and the cost of developing, marketing and selling competitive products. To the extent that the funds generated by operations are insufficient to satisfy Concurrent's capital requirements, Concurrent may seek additional equity or debt financing or obtain additional credit facilities. Any equity or debt financing, if available at all, may be on terms which are not favorable to Concurrent and, in the case of equity or convertible debt offerings, could result in dilution to Concurrent's then existing stockholders. Concurrent is also considering various additional financing alternatives, including a possible sale or sale and partial leaseback of its Oceanport, New Jersey facility to improve its financial flexibil-ity. If adequate funds are not available, Concurrent may be required to curtail certain activities, including product devel-opment, marketing and sales activities.

     POTENTIALLY ADVERSE CUSTOMER REACTION

          While Concurrent believes that its customers generally favor the Acquisition due to the broader product line of Concurrent and the other operational benefits of the Acquisition, there can be no assurance as to such customer reaction. Adverse reactions by Concurrent customers could have a material adverse effect on the financial performance, results of operations and financial condition of Concurrent.

     LAG IN CUSTOMER ORDERS; LONG SALES CYCLE

          Although Concurrent pursues significant programs with the potential for high volume unit sales of its systems, it neither has nor relies on fixed term or fixed quantity contracts for future sales. Consequently, Concurrent relies on customer orders in a given quarter for net sales for the quarter and on internal forecasts of customer demand to plan operating expenditures. The internal forecasts generally have proven to be optimistic. The ability to match expenditures to anticipated sales is further complicated by the trend of a majority of customers to delay orders to the last month of a quarter. Further, the manufacture of systems in anticipation of firm orders introduces the risk of over-production and investing limited cash resources in potential excess inventory. As a result, substantial efforts must be undertaken on a continuous basis to maintain existing levels of business and to manage expenditures consistent with anticipated sales.

          The sale of real-time products generally involves signifi-cant education and commitment of capital by prospective custom-ers, with the attendant delays frequently associated with large capital expenditures and lengthy procurement procedures. For these and other reasons, the expected sales cycle associated with the sale of Concurrent's products is typically long and subject to a number of significant risks over which Concurrent does not have significant control. As a result, Concurrent may expend significant resources pursuing potential sales that will not be consummated, which in turn result in decreased revenues and cash flow, potentially resulting in a material adverse effect on the financial performance, results of operations and financial condition of Concurrent.

     SHIFT IN EMPHASIS AWAY FROM PROPRIETARY SYSTEMS

          Many of Concurrent's target markets have undergone or are undergoing a shift away from "proprietary" to "open" systems. Sales related to Concurrent's proprietary systems, while declin-ing, continue to represent more than 50% of its total systems sales. Concurrent had approximately $25 million in open system sales and $47 million in proprietary systems sales in its fiscal year ended June 30, 1995 and $15 million in open systems sales and $21 million in proprietary systems sales for the nine months ended March 31, 1996. Although Concurrent's installed base of proprietary systems is currently its largest market, Concurrent's growth and its long-term financial performance will depend largely on its ability to continue to develop and market industry leading open systems that meet the real-time computing needs of its targeted customers. Concurrent plans to capitalize on the trend to open systems by focusing on its target markets as well as entering into strategic alliances with third parties to bring to market new solutions and software applications for new and existing customers. Concurrent does not expect the shift in emphasis to open systems to result in either significant incre-mental costs over current cost levels or incremental capital investment. A shift in emphasis to open systems may, however, result in lower gross margins on systems sales. Currently, gross margins on open systems are lower than gross margins on propri-etary systems. Concurrent's operating income would be adversely affected by such a shift unless total net sales increase, the gross margins on its open systems improve and/or total operating expenses are reduced.

          Servicing Concurrent's large installed base, particularly its proprietary systems, is an important element in Concurrent's business strategy and generates significant revenue and cash flow to Concurrent. The shift in emphasis to open systems may also have an adverse impact on maintenance revenues. Generally, open systems require less maintenance and can, in many cases, be serviced by the customers themselves or by third party providers. For Concurrent, the shift in emphasis, together with declining systems sales, resulted in the decline of service revenue from $87.6 million for the year ended June 30, 1993 to $68.1 million for the year ended June 30, 1995, respectively. For the nine months ended March 31, 1996, Concurrent's service revenue was $41.4 million compared to $51.8 million in the prior year period. There can be no assurance that the decline in service revenue will not continue. Should such decline continue, Concurrent's operating income would be adversely affected by such a decline unless non-service revenues increase and/or total operating expenses are reduced.

     PRODUCT OBSOLESCENCE; SIGNIFICANT RESEARCH AND DEVELOPMENT
     EXPENDITURES

          The information technology industry is characterized by rapid advances in technology and demand for more cost effective "solutions." The technologies incorporated by Concurrent into its products and future products are in a continuous state of development and tend to be surpassed by new developments within 18-24 months of initial commercial use. Continued rapid advances in technology will further accelerate the technological obsoles-cence of these products as well as those of Concurrent's competi-tors, which may affect Concurrent's financial performance, results of operations and financial condition. Concurrent's success will depend, to a significant extent, upon the ability to enhance existing products, to integrate the best technologies of Concurrent and the Selling Stockholder and to introduce new products and features in a timely manner to meet changing custom-er requirements. It will also be dependent on the success of strategic technological alliances. In order to accomplish these objectives, Concurrent must maintain certain levels of investment in research and development and effectively use this investment. Concurrent must obtain and incorporate new hardware, software, communications and peripheral technologies that are primarily developed by others. There can be no assurance that the new product development activities will be successful, that new technologies will be available to Concurrent, that it will be able to deliver commercial products in a timely manner or that its products will achieve market acceptance. The business of Concurrent will be adversely affected if it, its strategic partners, or its suppliers incur delays in developing new prod-ucts or enhancements, or if such products or enhancements do not gain market acceptance because of competing technology. In addition, some new product introductions are intended to replace existing products. Although reasonable commercial efforts will be made to monitor and manage new product introductions, there can be no assurance that a new product introduction will not result in a material amount of obsolete inventory. Consequently, there may be a material adverse effect on liquidity of Concurrent in the event there is significant inventory that Concurrent is unable to dispose of in a reasonable time frame at an aggregate value approximately equal to its aggregate book value. There can be no assurance that new product introductions will be executed without a material adverse effect on the financial performance, results of operations or the financial condition of Concurrent. The costs of developing future products in the real-time comput-ing and multimedia markets is expected to be significant. While Concurrent's real-time computing sectors are well developed and have an extensive operational history, its multimedia sector is in the relatively early stages of market development and is likely to require extensive development, sales and marketing expense before it may be in a position to contribute significant revenue or cash flow. There can be no assurance as to the cost of funding future products in either product sector or on the ability of these product sectors to contribute to the revenues or cash flows of Concurrent.

     NEED TO ESTABLISH ADDITIONAL MARKETING RELATIONSHIPS

          A significant business strategy of Concurrent is to enter into strategic marketing alliances or other similar collaborative relationships. There can be no assurance that existing or contemplated collaborative relationships will be commercially successful, that Concurrent will be able to negotiate additional collaborative relationships, that such additional collaborations will be available to Concurrent on acceptable terms or that any such relationships, if established, will be commercially success-ful. The potential increased revenues from such relationships may be reduced by requirements to provide volume price discounts and other allowances, and potential significant costs incurred in customizing products. In addition, there can be no assurance that parties with whom collaborative relationships are estab-lished will not pursue alternative technologies or develop alternative products in addition to or in lieu of Concurrent's products, either on their own or in collaboration with others, including Concurrent's competitors. Such alternative technolo-gies or products, if developed, may be in direct competition with Concurrent's technologies or products and may significantly erode the benefits of such strategic marketing alliances or collabora-tive relationships.

     LIMITED PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY
     RIGHTS; RISK OF LITIGATION; RELIANCE ON LICENSED TECHNOLOGY

          Concurrent relies on patent, trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect its rights. Concurrent holds patents and may apply for patents which cover certain aspects of its technology. There can be no assurance that any pending or future patent applications will be granted or that any current or future patents will not be challenged, invalidated or circumvent-ed or that the rights granted thereunder will provide competitive advantages to Concurrent. There can be no assurance that Concur-rent s trade secrets or non-disclosure agreements will provide meaningful protection of its proprietary information. Further-more, there can be no assurance that others will not independent-ly develop similar technologies or duplicate any technology developed by Concurrent or that the technology will not infringe upon patents or other rights owned by others. Further, Concur-rent may be subject to risk as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of Concurrent's rights may be ineffective in such countries, and technology developed in such countries may not be protectable in jurisdictions where protection is ordinarily available. Concurrent s inability to maintain a competitive advantage based on proprietary rights would have a material adverse effect on its financial perfor-mance, results of operations and financial condition.

          As the number of real-time computing products in the indus-try increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against Concurrent in the future with respect to current or future products. There has been substantial litigation regarding patent, copyright, trademark and other intellectual property rights involving computer companies generally. Concurrent has been separately notified by IBM and BTG (British Technology Group), that each believes that certain of Concurrent s technolo-gy may infringe on certain patents held by their respective companies. These and any claims or litigation, with or without merit, could be costly and could result in a diversion of manage-ment s attention, which could have a material adverse effect on Concurrent's financial performance, results of operations and financial condition. Adverse determinations in such claims or litigation could also have a material adverse effect on Concurrent's financial performance, results of operations and financial condition.

          From time to time, other companies and individuals assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the computer industry or Concurrent's business. Concurrent evaluates each claim relating to its products and, if appropri-ate, seeks a license to use the protected technology. The licensing agreements generally do not protect Concurrent from trade secret, copyright or other violations by Concurrent or its suppliers in developing or selling these products. There can be no assurance, however, that Concurrent will be able to obtain licenses to intellectual property of third parties on commercial-ly reasonable terms, if at all. In addition, Concurrent could be at a disadvantage if its competitors obtain licenses for protect-ed technologies with more favorable terms than does Concurrent. If Concurrent or its suppliers are unable to license protected technology used in its products, Concurrent could be prohibited from marketing those products or may have to market products without desirable features. Concurrent could also incur substan-tial costs to redesign its products or to defend any legal action taken against it. If Concurrent's products should be found to infringe protected technology, it could be enjoined from further infringement and required to pay damages to the infringed party.

     RELIANCE ON GOVERNMENT BUSINESS

          Concurrent derives a significant portion of its revenues from the supply of systems under government contracts. For its fiscal year ended June 30, 1995, approximately $39.2 million of Concurrent's revenues were directly or indirectly related to agencies of the U.S. Government. This amount represented approx-imately 28% of Concurrent's worldwide revenues for fiscal year 1995, compared to 31% and 29% for its 1994 and 1993 fiscal years, respectively. For the nine months ended March 31, 1996, approxi-mately $14 million (18%) of Concurrent s revenues were directly or indirectly related to agencies of the U.S. Government. Concurrent's revenues related to sales to the U.S. Government are derived from various federal agencies, no one of which accounted for more than 5% of total revenues (e.g., several agencies participate under the NEXRAD program). Sales to Unisys Corp., as prime contractor, under the NEXRAD program contributed approxi-mately $17.5 million, $23 million and $35 million in revenues for fiscal years 1995, 1994 and 1993, respectively. The program is largely completed and no significant revenue is expected for future periods. Government business is, in general, subject to special risks, such as delays in funding, termination of con-tracts or subcontracts for convenience of the government or for default by the contractor, reduction or modification of contracts or subcontracts, failure to exercise options, changes in govern-mental policies and the imposition of budgetary constraints. A loss of government contract revenues could have a material adverse effect on the financial performance, results of opera-tions and financial condition of Concurrent.


     DEPENDENCE ON INTERNATIONAL OPERATIONS

          The financial results of Concurrent are increasingly depen-
     dent on its international operations.   Approximately 46% of
     total revenues for its fiscal year 1995 were derived from inter-national operations. For the nine months ended March 31, 1996, approximately 51% of total revenues were derived from interna-tional operations. Concurrent expects international operations to continue to account for a significant percentage of total revenues. Certain risks are inherent in international opera-tions, including exposure to currency fluctuations, the imposi-tion of government controls, export license requirements, re-strictions on the export of critical technology, political and economic instability, trade restrictions, changes in tariffs, taxes and freight rates, generally longer payment cycles, diffi-culties in staffing and managing international operations and general economic conditions. From time to time in the past, financial results of Concurrent have been affected both favorably and unfavorably by fluctuations in currency exchange rates. Future unfavorable fluctuations in currency exchange rates may have an adverse impact on the financial performance, results of operations and financial condition of Concurrent. Although international revenues continue to represent an increasing percentage of total revenues, accounts receivable from such international revenues are not included in the borrowing base under Concurrent's revolving credit facility.

     COMPETITION

          Concurrent operates in highly competitive environments driven by rapid technological innovation. Many of its competi-tors have greater financial and operating resources. In addi-tion, companies with greater resources that currently do not compete may enter into various of the company's target business-es. The success of Concurrent will depend in part upon the ability of its management to demonstrate to potential customers the performance and reliability of its products and services. There can be no assurance that management will be successful in these efforts.

          An increase in competition could result in, among other things, price reductions and loss of sales volume. Such competi-tion and any resulting reduction in aggregate revenues and/or gross margins could have a material adverse effect on the future financial performance, results of operations and financial condition of Concurrent. There can be no assurance that Concurrent's competitors will not develop real-time products that may be more effective than Concurrent's current or future prod-ucts or that Concurrent's technologies and products will not be rendered obsolete by such developments.

     LIMITED SOURCES OF SUPPLY

          In limited cases, Concurrent purchases components from a single supplier to obtain the required technology and the most favorable price and delivery terms. Concurrent estimates that a lead time of up to 16-24 weeks may be necessary to switch to an alternative supplier of certain custom application specific integrated circuits ("ASICS") and printed circuit assemblies. A change in the supplier of these components without the appropri-ate lead time could result in a material delay in shipments by Concurrent of certain products and possibly, a material adverse effect on the financial performance, results of operations and financial condition of Concurrent.

          Concurrent purchases components, including customized components such as certain computer peripheral equipment incorpo-rated into NightHawk computers, from a single supplier to obtain the required technology and the most favorable price and delivery terms. This single supplier will continue to be relied upon by Concurrent. In the manufacture of the current generation 6000 series of NightHawk computers, Concurrent depends on the avail-ability of Power PC chips provided by both IBM and Motorola. In addition, the manufacturing process requires a high volume of quality components that are procured from third-party suppliers.

          Reliance on suppliers, as well as industry supply condi-tions, generally involve several risks, including the possibility of defective parts, a shortage of components, increase in compo-nent costs, and reduced control over delivery schedules, any or all of which could adversely affect Concurrent's respective financial results. Where alternative sources are available, qualification of the alternative suppliers and establishment of reliable supplies of components from such sources may result in delays. Problems with supplier performance or delays in delivery of components may cause a delay in shipments of various products. Since revenue is recognized typically upon shipment, any delay in shipment may also result in a delay in revenue recognition, possibly outside the fiscal period originally planned, and, as a result, may adversely affect financial results for that particu-lar period.

     POTENTIAL NEED TO EXPAND INFRASTRUCTURE

          If Concurrent experiences rapid growth, of which there can be no assurance, it will need to continue to improve and expand its infrastructure. There can be no assurance that Concurrent will be able to manage expansion of its infrastructure to support future growth effectively, if required. Concurrent expects to transition its management information systems to more fully integrate them on an enterprise wide basis, to reduce redundancy and to incorporate enhanced functionality. There can be no assurance that this management information system transition can be accomplished on a timely basis or without disruptions of Concurrent's operations, or management information functions, which could have a material adverse effect on Concurrent's financial performance, results of operations and financial condition.

     DEPENDENCE ON KEY EMPLOYEES

          As a high technology company in a highly competitive indus-try, the success of Concurrent depends in part on its ability to attract and retain highly skilled technical, managerial, sales and marketing employees. Competition for these key employees is intense. The uncertainty as to which employees will remain as part of Concurrent and the locations of various functions in connection with the integration of the Selling Stockholder's real-time business as well as other factors beyond Concurrent's control may lead certain employees to choose alternative employ-ment. Although Concurrent is not dependent on any one employee, the loss of a number of key employees in significant positions and the inability to attract and retain qualified replacement employees in a timely manner could adversely affect the financial performance, results of operations and financial condition of Concurrent.

     DIVIDEND POLICY

          It is currently contemplated that Concurrent will not pay cash dividends on the Common Stock in the immediately foreseeable future. Concurrent's dividend policy will be reviewed by its Board of Directors at such future time as may be appropriate in light of relevant factors existing at such times.

     CERTAIN BARRIERS TO CHANGES OF CONTROL; EFFECTS OF CHANGES OF
     CONTROL

          Rights associated with Common Stock may have the effect of discouraging a third party from making an acquisition proposal to Concurrent, and may thereby inhibit a change in control of the company in circumstances that could give the holders of Common Stock the opportunity to realize a premium over the then prevail-ing market price. Such provisions may also adversely affect the market price of Common Stock. In addition, loans under certain credit agreements may be accelerated at the option of the lenders in the event of a "change in control" of Concurrent (as that term is defined in the credit agreements governing such loans). The charter and by-laws of Concurrent and the Delaware General Corporation Law (the "DGCL") contain certain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination.

          The Board of Directors of Concurrent has the authority to issue shares of preferred stock and to determine the designa-tions, preferences, and rights and the qualifications or restric-tions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, as the case may be. With the excep-tion of the Convertible Preferred Stock issued to the Selling Stockholder, Concurrent has no present plan to issue shares of preferred stock.

     LIMITATIONS ON THE USE OF CERTAIN TAX LOSS CARRYFORWARDS

          Concurrent has substantial tax loss carryforwards available to offset future taxable income. Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the use of Concurrent's tax loss carryforwards could be limited in the event of an "ownership change" involving more than 50% of Concurrent's stock, including ownership changes arising by reason of stock issuances by Concurrent. Although Concurrent has issued a significant amount of stock in connection with the Acquisition, the "ownership shift" resulting from such issuance, when coupled with other ownership shifts involving certain 5% stockholders of Concurrent since July 21, 1993, is not sufficient to constitute a 50% ownership change within the meaning of Section 382 of the Code. Accordingly, the Acquisition has not impaired the avail-ability of these tax loss carryforwards to Concurrent. It is possible, however, that future ownership shifts involving the stock of Concurrent could limit its ability to use these tax loss carryforwards, including changes which occur by reason of addi-tional stock issuances by Concurrent or acquisitions or disposi-tions of Common Stock by persons who are or become owners of 5% or more of Common Stock.

     ANTI-TAKEOVER PROVISIONS

          Concurrent has adopted and implemented a Rights Agreement that will expire by its terms on August 14, 2002 pursuant to which each share of Common Stock has attached to it a right to purchase a fractional share of preferred stock under certain circumstances. This agreement is intended to encourage a person interested in acquiring Concurrent to negotiate with, and to obtain the approval of, the Board of Directors in connection with such a transaction. However, this agreement may discourage a future acquisition of Concurrent, including an acquisition in which stockholders might otherwise receive a premium for their shares. As a result, stockholders who might desire to partici-pate in such a transaction may not have the opportunity to do so.


                            SELLING STOCKHOLDER

          As of the date of this Prospectus, the Selling Stockholder owned 10,000,000 shares of Common Stock and all of the 1,000,000 outstanding shares of the Convertible Preferred Stock, which has a liquidation preference of $10,000,000 (subject to adjustments to reflect, among other things, the amount of net current assets transferred in the Acquisition) and is convertible into 4,000,000 shares of Common Stock, subject to anti-dilution adjustments. As of the date of this Prospectus, the Selling Stockholder's total holdings, assuming conversion, would have equaled 29% of Concurrent's issued and outstanding Common Stock. The Selling Stockholder intends to offer from time to time the shares of Common Stock owned by it pursuant to this Prospectus subject to the restrictions imposed on its right to sell such shares pursu-ant to the terms of the Acquisition. See "Terms of the Transac-tion" in the Joint Proxy Statement which is incorporated by reference herein.

          Pursuant to the terms of the Acquisition, the Selling Stockholder may designate three persons to serve on the Board of Directors of Concurrent and Concurrent may designate one person to serve on the Board of Directors of the Selling Stockholder.

                            PLAN OF DISTRIBUTION

          The Common Stock will be offered and sold by CyberGuard for its own account. Concurrent will not receive any proceeds from the sale of the Common Stock pursuant to this Prospectus. Concurrent has agreed to pay the expenses of registration of the Common Stock, including legal and accounting fees but excluding commissions, discounts or other selling fees.

          The Selling Stockholder may choose to sell the Common Stock offered hereby at any time in the future. Concurrent intends to maintain the effectiveness of its registration of the shares of Common Stock until June 30, 1999 (as such period may be extended under certain circumstances, as provided in the Share Holding Agreement) during which time the Selling Stockholder may choose to sell the shares of Common Stock by use of one or more of the distribution methods discussed below.

          The distribution of the shares of Common Stock is not subject to any underwriting agreement. Any or all of the shares of Common Stock offered hereby may be offered and sold to purchasers directly by or on behalf of the Selling Stockholder from time to time in the over-the-counter market, in privately negotiated transactions, or otherwise at prices prevailing in such market or as may be negotiated at the time of the sale. The shares of Common Stock may also be publicly offered through agents, underwriters or dealers. In such event the Selling Stockholder may enter into agreements with respect to any such offering. Such underwriters, dealers or agents may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of the shares of the Common Stock. The Selling Stockholder and any such underwriters, dealers or agents that participate in the distribution of shares of the Common Stock may be deemed to be underwriters, and any profit on the sale of the shares of the Common Stock by them and any discounts, commissions or conces-sions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriters, dealers and agents may also engage in transactions with, and perform services for, Concurrent. At the time a particular offer of the shares of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the aggregate number of shares of Common Stock being offered, and the terms of the offering, the name or names of any underwriters, dealers or agents, any underwriting discounts commissions and other items constituting compensation from, and the resulting net proceeds to, the Selling Stockholder, any discounts, commissions or concessions allowed or reallowed or paid to dealers and, if applicable, the purchase price to be paid by any underwriter for shares of Common Stock purchased from the Selling Stockholder.

          In order to comply with the securities laws of certain states, sales of shares of the Common Stock to the public in such states may be made only through broker-dealers who are registered or licensed in such states. Sales of shares of the Common Stock must also be made by the Selling Stockholder in compliance with other applicable state securities laws and regulations.

          Under the terms of the Acquisition, Concurrent has agreed to indemnify the Selling Stockholder and such Selling Stockholder's officers, directors, agents and employees, against certain liabilities which may be incurred in connection with the sale of shares of Common Stock under this Prospectus. The terms of the Share Holding Agreement also provide for rights of contribution if such indemnification is not available.

          The Selling Stockholder is not restricted as to the price or prices at which it may sell its Common Stock. Sales of Common Stock at less than the market prices thereof may depress the market price of the Common Stock. The Selling Stockholder is a party to the Share Holding Agreement with Concurrent relating to the Common Stock offered hereby that contains certain limitations on the sales of Common Stock held by the Selling Stockholder. Exceptions to such limitations include, but are not limited to, sales in an amount of less than 5% of the outstanding securities of any class of Concurrent (and for these purposes sales in open market transactions which are not intentionally planned by the seller to assist any other person in acquiring over 5% of the outstanding securities of any class of Concurrent shall be permitted). The Share Holding Agreement provides that the Selling Stockholder may pledge the Common Stock to a bank or other lending institution (each, a "Pledgee") to secure borrowings or other indebtedness as extended from time to time, provided that as a condition to such pledge, (i) the Pledgee shall agree in writing not to sell, transfer or otherwise dispose of the securities pledged to it other than pursuant to an effec-tive registration statement on Form S-3 with respect to the disposition of such securities or an applicable exemption from registration under the Securities Act, (ii) the Pledgee shall agree in writing that such Pledgee will be bound by the terms of the Share Holding Agreement relating to any restrictions on such securities, and (iii) all certificates representing securities pledged to such Pledgee shall bear an appropriate restrictive legend substantially as set forth in the Share Holding Agreement. Notwithstanding the above restrictions, sales of a significant number of shares of Common Stock at the same time may have a depressive effect on the market price of the Common Stock.

                               LEGAL OPINIONS


          The validity of the Common Stock offered hereby will be passed on for Concurrent by Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022.

                                  EXPERTS

          Concurrent Computer Corporation's consolidated balance sheets as of June 30, 1995 and 1994, and the consolidated state-ment of operations, shareholders' equity (deficiency) and cash flow for each of the three years in the period ended June 30, 1995, incorporated by reference in this Prospectus have been incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing.


                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

     ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          Expenses in connection with the issuance of the securities being registered hereby are estimated as follows:

               SEC Registration fee  . . . . . . . . .  $13,880
               Accounting fees and expenses  . . . . .    2,500
               Legal fees and expenses . . . . . . . .   20,000
               Blue Sky and Legal Investment fees
                 and expenses  . . . . . . . . . . . .    2,000
               Transfer Agent's fees and expenses  . .    1,500
               Printing expenses . . . . . . . . . . .    1,000
               Miscellaneous . . . . . . . . . . . . .    1,000
                 Total . . . . . . . . . . . . . . . .  $41,880

     ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "deriva-tive action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute re-quires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article 23 of the Registrant's By-laws provides for indemnification of directors, officers, employees and agents of the Registrant for expenses (including attorneys' fees), judgments or fines of any threatened, pending or completed action, suit or proceeding.

          Article 11 of the Registrant's Certificate of Incorporation provides that directors shall not be liable for monetary damages resulting from a breach of their fiduciary duties, except for liability for any of the following: (i) any breach of the duty of loyalty to the Registrant and its stockholders, (ii) acts or omissions not in good faith or which involve intentional miscon-duct or a knowing violation of law, (iii) as provided under
     Section 174 of the General Corporation Law of the State of Delaware (which provides that directors are personally liable for unlawful dividends or unlawful stock repurchase or redemptions), or (iv) any transaction from which a director personally derived any improper personal benefit. If the Delaware General Corpora-tion Law is amended after approval by the stockholders of Article 11 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Concurrent shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time. Any repeal or modification of
     Article 11 shall not increase the personal liability of any director of Concurrent for any act or occurrence taking place prior to such repeal or modification, or otherwise adversely affect any right or protection of a director of Concurrent existing hereunder prior to the time of such repeal or modifica-tion.

          The Registrant maintains director and officer liability insurance policies providing for the insurance on behalf of any person who is or was a director or officer of the Registrant and subsidiary companies against any liability incurred by him in any such capacity or arising out of his status as such. The insurers' limit of liability under the policies is $10,000,000 in the aggregate for all insured losses per year. The policies contain various reporting requirements and exclusions.

          Effective January 31, 1996 Concurrent entered into indemnity agreements with its directors and executive officers (each, an "Indemnitee" and collectively, the "Indemnitees"). The indemnity agreements provide a contractual right to indemnification to the Indemnities for certain expenses incurred due to actions, suits or other proceedings brought against them in their capacity as directors, officers, employees or agents of Concurrent or any of its subsidiaries.

     ITEM 16.  EXHIBITS

     EXHIBIT
     NUMBER                   DESCRIPTION OF DOCUMENTS

          2.1 Purchase and Sale Agreement dated March 26, 1996, as amended and restated on May 23, 1996, between Concurrent Computer Corporation ("Concurrent") and Harris Computer Systems Corporation ("Harris").
                    (a)

          4.1 Certificate of Designation, Preferences and Rights of Class B Convertible Preferred Stock. (b)

          4.2 Form of Share Holding Agreement between Concurrent and Harris. (b)

          4.3       Form of Common Stock Certificate.  (c)

          4.4       Rights Agreement, dated July 31, 1992.  (d)

          5.1       Opinion of Skadden, Arps, Slate, Meagher & Flom.

          23.1      Consent of Coopers & Lybrand L.L.P.

          23.2 Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 5.1).


     (a)  Previously filed.

     (b) Incorporated by reference to the Exhibits to Concurrent's Current Report on Form 8-K, dated April 19, 1996.

     (c) Incorporated by reference to Exhibit Number 4.4 of Item 14 of Concurrent's Annual Report on Form 10-K for the fiscal year ended June 30, 1992.

     (d) Incorporated by reference to Concurrent's Current Report on Form 8-K dated August 20, 1992.

     ITEM 17.  UNDERTAKINGS

               (a)    The undersigned registrant hereby undertakes:

                  (1)         To file, during any period in which
               offers or sales are being made, a post-effective amend-ment to this registration statement.

                  (i)         To include any prospectus required by
               Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effec-tive amendment thereof) which, individually or in the aggregate, represent a fundamental change in the infor-mation set forth in the registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration state-ment.

                  provided, however, that paragraphs (a)(1)(i) and
               (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursu-ant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration state-ment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the regis-trant pursuant to the foregoing provisions, or otherwise, the registrant has ben advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, there-fore, unenforceable. In the event that a claim for indemni-fication against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the regis-trant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indem-nification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereun-to duly authorized in the City of Oceanport, State of New Jersey, on June 26, 1996.

                                     CONCURRENT COMPUTER CORPORATION

                                     By:            /s/ Kevin J. Dell

                                               Kevin J. Dell
                                      Vice President, General Counsel
                                               and Secretary

          Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on June 26, 1996.

                NAME                  TITLE

     /s/ John T. Stihl           Chairman of the Board
         John T. Stihl           President and Chief
                                 Executive Officer
                                 (Principal Execu-
                                 tive Officer)

     /s/ Roger J. Mason          Vice President,
         Roger J. Mason          Finance, Treasurer and Chief
                                 Financial Officer
                                 (Principal Finan-
                                 cial and Accounting
                                 Officer)

     /s/ Michael A. Brunner      Director
         Michael A. Brunner

     /s/ Kevin N. Clowe          Director
         Kevin N. Clowe

     /s/ C. Forbes Dewey, Jr.    Director
         C. Forbes Dewey, Jr.

     /s/ Morton E. Handel        Director
         Morton E. Handel

     /s/ Richard P. Rifenburgh   Director
         Richard P. Rifenburgh


     /s/ Robert R. Sparacino     Director
         Robert R. Sparacino